Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami	Mark J. Mihanovic
Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.	Attorney at Law
mmihanovic@mwe.com
Strategic alliance with MWE China Law Offices (Shanghai)	+1 650 815 7438

October 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kim McManus Senior Counsel

Re:	Apollo Medical Holdings, Inc. Registration Statement on Form S-4 Filed August 11, 2017 File No. 333-219898

Dear Ms. McManus:

On behalf of our client, Apollo Medical Holdings, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated September 7, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.  In the responses below, page number references are to Amendment No. 1.

General

1.	Please note the updating requirements for the financial statements and related disclosures. Reference is made to Item 14(e) and Item 17(b)(8) of Form S-4.

Response: In response to the Staff’s Comment, the Company revised the financial statements and related disclosures in Amendment No. 1.

2.	We note that you amended the Merger Agreement as of March 30, 2017, in connection with the Securities Purchase Agreement entered into with Alliance. Please discuss ApolloMed’s and NMM’s determination not to request an updated fairness opinion and associated risks, if any. Please also quantify the value of the warrants issued and explain how the $10.00 conversion price was determined.

Response: In response to the Staff’s Comment, the Company revised its disclosure on pages 45 and 128 to discuss the reasoning for the determination by ApolloMed not to provide an updated fairness opinion and the reasoning for the determination by NMM not to request an updated fairness opinion for either Amendment No. 1 or Amendment No. 2 to the Merger Agreement. In addition, the Company revised its disclosure on page 22 to quantify the value of the warrants to be issued to NMM shareholders in the proposed merger and the Company revised its disclosure on page 170 to explain how the $10.00 conversion price of the Alliance note was determined.

Questions and Answers for ApolloMed Stockholders, page 17

Q:	What will I receive in the Merger, page 17

3.	We note your disclosure that ApolloMed stockholders will experience significant dilution as a result of the issuance of ApolloMed common stock and warrants to the NMM shareholders in connection with the Merger. Please revise this Q&A to quantify the percentage ownership that ApolloMed stockholders will have in the Company after the Merger, both initially and assuming exercise of the warrants.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 17.

Q:	What interests do ApolloMed’s current executive officers and directors have in the Merger, page 19

4.	We note your disclosure that in conjunction with the Merger, Warren Hosseinion, the Chief Executive Officer of Apollo Medical Holdings, Inc., and the sole shareholder of Maverick Medical Group, Inc. (“MMG”), will sell to APC-LSMA all the issued and outstanding shares of capital stock of MMG. Please revise to quantify the interests of directors, executive officers, and affiliates. Please refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A and revise here and on pages 31 and 151.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on pages 20, 24, 31-32, 62, 120, 154 and 155.

Questions and Answers for NMM Shareholders, page 22

Q:	What will I receive in the Merger, page 22

5.	We note your disclosure that pursuant to the Merger Agreement, NMM common stock will be converted into the right to receive shares that represent 82% of the total issued and outstanding shares of ApolloMed common stock and warrants to purchase a pro-rata portion of an aggregate of 850,000 shares of common stock of ApolloMed, exercisable at $11.00 per share. Please quantify, to the extent possible, the total value of the interest in ApolloMed that NMM shareholders will receive as a result of the Merger.

Response: In response to the Staff’s Comment, the disclosure in Amendment No. 1 has been revised on page 22.

Q:	Is the transaction expected to be taxable to NMM shareholders, page 25

6.	We note your disclosure throughout that NMM and ApolloMed “expect” or “intend” that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Please revise throughout to provide unequivocal disclosure of what the tax consequences will be, or alternatively, revise to explain the degree of uncertainty. See Staff Legal Bulletin No. 19.

Response: In response to the Staff’s Comment, the disclosure in Amendment No. 1 has been revised on pages 25, 36, 48, 107, 151 and 219 to provide disclosure of what the tax consequences will be.

Risk Factors

The actual exchange ratio at the closing might not be consistent with the assumed exchange ratio which BofA Merrill Lynch based its fairness opinion, page 45

7.	We note your disclosure that the actual exchange ratio at the closing might not be consistent with the exchange ratio on which BofA Merrill Lynch based its fairness opinion because the number of shares of ApolloMed’s common stock issued and outstanding at the closing may not be the same as that used by BofA Merrill Lynch as the basis of its fairness opinion. Please revise to clarify how, if at all, the number of issued and outstanding shares of ApolloMed’s common stock has changed since BofA Merrill Lynch’s December 21, 2016 opinion and the impact of that change on the exchange ratio.

Response: In response to the Staff’s Comment, the disclosure in Amendment No. 1 has been revised on page 45.

NMM’s operations are dependent on a limited number of key payors, page 83

8.	Please identify the HMO’s upon whom NMM’s operations are dependent.

Response: In response to the Staff’s Comment, the disclosure in Amendment No. 1 has been revised on page 83.

Background of the Merger between ApolloMed and NMM, page 121

9.	On page 121 you state that “ApolloMed management has had multiple interactions with different parties, including NMM” and that the subsequent discussion is a record of “certain material events” leading up to the Merger Agreement. Please confirm that the disclosure includes material discussions with all parties.

Response: The Company supplementally confirms that the disclosure includes all material discussions with all parties and in response the Company has made a clarifying revision on page 121.

10.	Please disclose the outside general counsel that advised ApolloMed on the legal considerations of the transaction prior to the engagement of McDermott Will & Emery LLP. Please also identify NMM’s legal counsel.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on pages 123 and 125.

Opinion of ApolloMed’s Financial Advisor, page 132

11.	Please revise the Selected Publicly Traded Companies Analysis on page 134 to explain the selection criteria BofA Merrill Lynch utilized to select the companies identified. If any companies fit the selection criteria but were excluded from the analysis, please explain the reason(s) for the exclusion.

Response: In Amendment No. 1, the disclosure on page 134 of the joint proxy statement/prospectus has been revised to clarify the selection criteria for the selected companies included in BofA Merrill Lynch's analyses of the Company. The Company advises the Staff that BofA Merrill Lynch believes that the selected companies included in its analyses reflect the companies that in BofA Merrill Lynch's professional judgment fit its selection criteria.

12.	We understand that the discounted cash flow analysis is based on the ApolloMed and NMM forecasts. Please revise to describe these forecasts or advise us why you believe the forecasts are not necessary for shareholders to appropriately evaluate the discounted cash flow analysis. Please also revise the discussion of Vantage Point’s opinion, which similarly appears to rely on management projections and/or forecasts.

Response:  The Company respectfully submits that the inclusion in the Registration Statement of the forecasts and projections will not enhance stockholders' understanding of the discounted cash flow analysis or the summary discussion of either the BofA Merrill Lynch fairness opinion or the Vantage Point fairness opinion. Moreover, the forecasts and projections were generated solely in connection with the proposed merger and were not created with a view to disclosure. The Company believes that inclusion in the Registration Statement of the details of the forecasts and projections would overstate the relevance of these forecasts and projections, particularly given the passage of time, and could be potentially misleading.

Opinion of NMM’s Financial Advisor, page 138

13.	In your discussion of the Selected Public Companies Analysis, please state if there were any companies that fit your selection criteria but were excluded from the analyses. Please explain the reason(s) for the exclusion.

Response: NMM was informed by its financial advisor that there were no companies that fit its selection criteria that were excluded from the analysis.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Fair Value of the ApolloMed’s preferred shares held by NMM, page 176

14.	We note that the registrant’s series A and series B preferred stock had a historical value of $10,962,523 and liquidation preferences of $14,999,994 at March 31, 2017. We note the fair value of the preferred stock, for purposes of calculating the purchase price, is $20,784,000 and is reflective of the liquidation preferences, claims of priority and conversion option values thereof. Please revise to enhance your disclosure to provide the calculations used to determine this fair value.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 180.

MMG transaction, page 177

15.	Please revise your disclosure to clarify the amount and nature of consideration to be paid by APC-LSMA for the shares of MMG. Please clarify for us where this consideration is reflected in the preliminary purchase consideration.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 181. The $100 consideration is not reflected in the preliminary purchase consideration as the amount is immaterial.

Potential Payments upon Termination or Change-In-Control, page 196

16.	Please revise this section, or the Employment Agreements discussion cross-referenced, to quantify potential payments and benefits, as contemplated by Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).

Response: In response to the Staff’s Comment, the Company directs the Staff’s attention to the section of Amendment No. 1 titled “Merger-Related Compensation for ApolloMed’s Named Officers” on page 153.

Principal Stockholders of ApolloMed, page 201

Principal Shareholders of NMM, page 203

17.	Please identify the names of the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Network Medical Management, Inc., NNA of Nevada, Inc. and Allied Physicians of California, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on pages 206 and 207.

Certain Material U.S. Federal Income Tax Consequences of the Merger, page 214

18.	Please revise to reference the tax opinion you will receive from McDermott Will & Emery, currently referenced as exhibit 8.1 in the Exhibit Index.

Response: In response to the Staff’s Comment, the Company has revised its disclosure on page 219.

Network Medical Management Inc.

Notes to Consolidated Financial Statements

1.	Description of Business, page F-12

19.	Please tell us how you determined that APC is the primary beneficiary of APC-LSMA. Within your response, please address the fact that APC-LSMA is solely owned by Dr. Thomas Lam and reference the authoritative accounting literature management relied upon.

Response:

The following analysis based on consolidation guidance (ASC 810) supports the determination that APC is the primary beneficiary of APC-LSMA:

• Does the VIE consolidation guidance apply? – None of the scope exceptions apply since APC was solely involved in the design of APC-LSMA. The APC Board of Directors nominated Dr. Lam as the sole shareholder of APC-LSMA in order to provide APC with a vehicle to acquire ownership interest in other professional medical corporations.

• Does APC hold a variable interest in APC-LSMA?- APC-LSMA’s sole function is to act as the nominee shareholder for APC in other California medical professional corporations in which APC, by law, cannot be the shareholder. The reason for this is that California Business & Professions Code, section 2408 does not permit a professional corporation to have shareholders who are not licensed natural persons, with the exception of another professional corporation that has only one shareholder. Due to the foregoing restriction, APC is unable to hold shares in other professional corporations by reason of APC having more than one shareholder. For this sole reason, APC-LSMA was organized by APC, with Dr. Thomas Lam designated by APC as APC-LSMA’s sole nominee shareholder. Dr. Lam is also the Chief Executive Officer and a director of NMM, and the Chief Executive and Financial Officer and a director of APC, and is a significant shareholder in both APC and NMM.

• APC-LSMA has no bank accounts and all investments and loans made by APC-LSMA are funded directly by APC. APC-LSMA has no other operating activities other than being an investment vehicle for APC. When the various investees make distributions, they are made directly to APC and not to APC-LSMA or Dr. Lam. Dr. Lam is only a nominee of APC and does not receive any additional compensation for this role. Given that there are no bank accounts and all the financial transactions are directly handled by APC, APC has both an explicit and an implicit variable interest in APC-LSMA. Given that APC-LSMA is essentially a conduit for the investments made by APC and has no employees, operations or bank accounts, APC is exposed to the entire risks and rewards of the investments made through APC-LSMA.

• Is APC-LSMA a VIE? – APC-LSMA has no bank accounts, employees or operations and relies entirely on APC, to fund its investments. Its sole function is to hold investments on behalf of APC. Dr. Lam has not made any investments in APC-LSMA from his personal funds and does not receive nor is he entitled to any distributions or additional compensation for being the nominee shareholder of APC-LSMA. All the distributions from investees are paid to APC. Therefore, the total equity at risk is not sufficient to permit APC-LSMA to finance its activities without additional subordinated financial support from APC and therefore APC-LSMA is a VIE. In addition Dr. Lam, the sole shareholder of APC-LSMA does not control the entity and all decisions are made by APC’s Board.

• Who is the primary beneficiary of APC-LSMA? - APC makes all the investments on behalf of APC-LSMA and receives all the distributions from the investments. APC has the obligation to absorb losses or rights to receive benefits from all the investments made by APC-LSMA. Dr. Lam does not receive any additional benefit or compensation for his nominee ownership in APC-LSMA. Dr. Lam is also not exposed to any risks and rewards of the ownership of APC-LSMA. Dr. Lam is only a nominee shareholder of APC-LSMA. Dr. Lam is the Chief Executive Officer and a director of NMM, and the Chief Executive and Financial Officer and a director of APC, and is a significant shareholder in both APC and NMM. As such, Dr. Lam has a fiduciary duty to act on behalf of APC in performing his duties at APC-LSMA. In the event that Dr. Lam severs ties with APC, the APC Board members will designate a new nominee shareholder for APC-LSMA and transfer shares between the two parties. The power of APC over APC-LSMA is based on the fact that the APC Board nominated Dr. Lam as the shareholder of APC-LSMA and all decisions related to APC-LSMA are made at meetings of the APC Board of Directors. APC directly funds all acquisitions of APC-LSMA which has no bank account or employees. The APC’s board retains unrestricted power to change the nominee shareholder of APC-LSMA at any time for any reason. Accordingly, APC is the Primary Beneficiary of APC-LSMA.

Therefore, as both power and economics are present, APC (the reporting enterprise) is considered the primary beneficiary and should consolidate APC-LSMA (the VIE).

Exhibits

20.	Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal and tax opinions with your next amendment, please file draft opinions as correspondence for us to review.

Response: The Company acknowledges the Staff's comment and has filed remaining exhibits with Amendment No. 1 other than the legal and tax opinions, draft forms of which are attached hereto.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (650) 815-7438.

Sincerely,

/s/ Mark J. Mihanovic
Mark J. Mihanovic
McDermott Will & Emery LLP

Cc:	Warren Hosseinion Apollo Medical Holdings, Inc.

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_________, 2017

Apollo Medical Holdings, Inc.

700 North Brand Blvd.

Suite 1400

Glendale CA 91203

Re:	Apollo Medical Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-219898)

Ladies and Gentlemen:

We have acted as special counsel to Apollo Medical Holdings, Inc., a Delaware corporation (the “Company”),  in connection with its registration statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) relating to the proposed public offering of up to 40,390,879 shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company (the “Shares”) in connection with the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of December 21, 2016 by and among the Company, Apollo Acquisition Corp., a California corporation and wholly-owned subsidiary of the Company (“Merger Subsidiary”), Network Medical Management, Inc., a California corporation (“NMM”), and Kenneth Sim, M.D., in his capacity as the representative of the shareholders of NMM, as amended (the “Merger Agreement”). The Shares consist of up to (a) up to 38,640,879 shares of Common Stock of the Company (the “Merger Shares”); (b) warrants to purchase 850,000 shares of Common Stock; (c) warrants to purchase 900,000 shares of Common Stock ((b) and (c), the “Warrants”); and (d) up to 1,750,000 shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”), in each case as contemplated by and in accordance with the terms and conditions of the Merger Agreement. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

We have examined and relied upon the originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of officers or representatives of the Company and others, and such other documents, certificates and corporate and other records as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as copies, and the authenticity of the originals of such copies, and the accuracy of the English translations. As to any facts material to the opinions expressed herein which we did not independently establish or verify, we have relied on representations and statements of fact made in the documents so reviewed and upon statements and representations of officers and other representatives of the Company.

Apollo Medical Holdings, Inc.

___________, 2017

We do not express any opinion as to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware. No opinion is expressed herein with respect to the qualification of the Shares under the securities or blue sky laws of any state or any foreign jurisdiction.

In connection with the opinions expressed below, we have assumed that, at and prior to the time of the issuance and delivery of any Shares by the Company pursuant to the Registration Statement, (i) the Registration Statement has been declared effective and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings with respect thereto have been commenced or threatened, (ii) the total number of Shares issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under its Certificate of Incorporation then in effect, (iii) all relevant corporate actions heretofore taken by the Company remain in full force and effect, (iv) the Merger Agreement governing the Merger has been duly adopted and the Merger has been duly approved by all necessary corporate action of the Company, Merger Subsidiary and NMM, (v) there has not occurred any change in law materially adversely affecting the power of the Company to issue and deliver the Shares or the validity of such Shares, and (vi) the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the General Corporation Law of the State of Delaware.

Based upon the foregoing and subject to the assumptions and qualifications set forth herein, we are of the opinion that

(a)        the Merger Shares and the Warrants have each been duly authorized;

(b)        the Merger Shares following (i) effectiveness of the Registration Statement, (ii) effectiveness of the Merger pursuant to the Merger Agreement, and (iii) issuance of the Merger Shares pursuant to, as contemplated by, and subject to the terms and conditions of, the Merger Agreement, will be validly issued, fully paid, and nonassessable;

(c)        each Warrant, when issued and sold by the Company and delivered by the Company in accordance with and in the manner described in the Registration Statement, the Merger Agreement, and the Warrant, when executed and delivered by the Company, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and similar laws affecting creditors’ rights generally and equitable principles of general applicability; and

Apollo Medical Holdings, Inc.

___________, 2017

(d)        the Warrant Shares following (i) effectiveness of the Registration Statement, (ii) effectiveness of the Merger pursuant to the Merger Agreement, (iii) due exercise of the applicable Warrants in accordance with the terms of the Warrants, and (iv) issuance of the Warrant Shares pursuant to, as contemplated by, and subject to the terms and conditions of, the Merger Agreement and Warrants, will be validly issued, fully paid, and nonassessable.

The opinions expressed above are subject to the following assumptions, qualifications, and limitations:

(1)        This opinion is subject to the effect of applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, and similar laws affecting the enforcement of creditors’ rights generally.

(2)        This opinion is subject to the effect of general principals of equity (regardless of whether considered in a proceeding in equity or at law), which may, among other things, deny rights of specific performance.

(3)        We express no opinion as to the enforceability of any provisions contained in the Warrants that (i) purport to excuse a party for liability for its own acts, (ii) purport to make void any act done in contravention thereof, (iii) purport to authorize a party to act in its sole discretion or provide that determination by a party is conclusive, (iv) require waivers or amendments to be made only in writing, or (v) purport to effect waivers of constitutional, statutory or equitable rights or the effect of applicable laws.

(4)        We do not express any opinion as to the enforceability of provisions of the Warrants purporting to require a party thereto to pay or reimburse attorneys’ fees incurred by another party, or to indemnify another party therefore, which provisions may be limited by applicable statutes and decisions relating to the collection and award of attorneys’ fees.

(5)        We do not express any opinion as to the enforceability of provisions relating to evidentiary standards or other standards by which the Warrants are to be construed.

(6)        We do not express any opinion as to the enforceability of severability provisions.

(7)        With respect to the opinion expressed in paragraph (c) above, we are assuming that the Warrants have been executed in the form reviewed by us and have not been terminated or amended.

Apollo Medical Holdings, Inc.

___________, 2017

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our Firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

This opinion letter is limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly so stated. This opinion letter is given as of the date hereof and we do not undertake any liability or responsibility to inform you of any change in circumstances occurring, or additional information becoming available to us, after the date hereof which might alter the opinions contained herein.

Very respectfully yours,

McDermott Will & Emery LLP

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___________, 2017

Apollo Medical Holdings, Inc.

700 N. Brand Boulevard

Suite 1400

Glendale, California 91203

Re:	Apollo Medical Holdings, Inc./Network Medical Management, Inc.

Ladies and Gentlemen:

We have acted as counsel to Apollo Medical Holdings, Inc., a Delaware corporation (“ApolloMed”) in connection with the merger (the “Merger”) of Apollo Acquisition Corp., a California corporation (“Merger Sub”) and wholly-owned subsidiary of ApolloMed with and into Network Medical Management, Inc., a California corporation (“NMM”), pursuant to an Agreement and Plan of Merger by and among ApolloMed, Merger Sub, and NMM dated as of December 31, 2016, and amended on March 30, 2017 and October 17, 2017 (the “Merger Agreement”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

In formulating this opinion, we have examined the Merger Agreement, the Registration Statement on Form S-4 of ApolloMed (the “Registration Statement”), and the Proxy Statement/Prospectus relating to the Merger Agreement included therein (the “Proxy Statement”), as filed with the Securities and Exchange Commission on August 10, 2017, as amended through the date hereof, and such other documents as we deem relevant for purposes of this opinion. In addition, we have assumed with your consent that (i) the Merger will be consummated in the manner contemplated by the Registration Statement and the Proxy Statement and in accordance with the provisions of the Merger Agreement and none of the terms and conditions contained therein have been or will be modified in any respect relevant to this opinion; (ii) the statements concerning the Merger, other than those relating to the U.S. federal income tax consequences of the Merger, set forth in the Registration Statement and the Proxy Statement, including the purposes of the parties for consummating the Merger, are true, accurate and complete and will continue to be true, accurate and complete through and as of the Effective Time; (iii) the representations made to us by ApolloMed and NMM in connection with the Merger (in the form of representation letters dated as of the date hereof (the “Representation Letters”)) and delivered to us for purposes of this opinion are true, accurate and complete and will continue to be true, accurate and complete through and as of the Effective Time; (iv) any representation or other statement in the Representation Letters or the other documents referred to herein made “to the best of the knowledge” or similarly qualified is, and thereafter as relevant will be, in each case, correct without such qualification; (v) no actions have been (or will be) taken that are inconsistent with any representation or other statement contained in the Representation Letters; (vi) each of ApolloMed, Merger Sub and NMM will comply with all reporting obligations with respect to the Merger required under the Internal Revenue Code of 1986, as amended (the “Code”); (vii) the Merger Agreement constitutes the legal, valid and binding obligation of the parties thereto and is enforceable in accordance with its terms; (viii) there are no other understandings or agreements between or among the parties to the Merger Agreement that bear directly or indirectly on the Merger; and (ix) original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

Apollo Medical Holdings, Inc.

___________, 2017

In rendering this opinion, with your permission, we have not undertaken any independent investigation or verification of any fact or matter set forth in any documents or materials or any assumption upon which we have relied (including, without limitation, the assumptions set forth above), and we expressly disclaim any intent, undertaking, or obligation to make any such investigation or verification. We are not aware, however, of any material facts or circumstances contrary to or inconsistent with any fact or matter set forth in any documents or materials or any assumption upon which we have relied.

Based upon the foregoing and subject to the exceptions, qualifications and limitations set forth herein, we are of the opinion that (i) for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and that each of ApolloMed, Merger Sub and NMM will be a party to such reorganization within the meaning of Section 368(b) of the Code; and (ii) the discussion contained in the Proxy Statement under the caption “Certain Material U.S. Federal Income Tax Consequences of the Merger” concerning the federal income tax consequences of the Merger to the NMM shareholders, insofar as it summarizes United States federal income tax law, is correct in all material respects as of the date hereof.

This opinion relates solely to the United States federal income tax consequences of the Merger and no opinion is expressed as to federal tax consequences of the Merger, other than those related to United States federal income taxes, or the tax consequences of the Merger under any foreign, state or local tax law. This opinion is based on current United States federal income tax law and administrative practice in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service (“IRS”) or the courts. No ruling has been or will be sought from the IRS as to any United States federal income tax consequences of the Merger. Accordingly, no assurance can be given that this opinion, if contested, would be sustained by a court. Furthermore, the authorities on which we rely are subject to change either prospectively or retroactively, and any such change, or any variation or difference in the facts from those on which we rely and assume as correct, as set forth above, might affect the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you as to any changes or new developments in United States federal income tax laws or the application or interpretation thereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Sincerely,

McDermott Will & Emery LLP